April 24, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:                             Verona Pharma plc

Registration Statement on Form F-1 (File No. 333-217124)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between April 19, 2017 and the date hereof, approximately 1,660 copies of the Preliminary Prospectus dated April 18, 2017 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Wednesday, April 26, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

JEFFERIES LLC
STIFEL, NICOLAUS & COMPANY, INCORPORATED
As representatives of the several underwriters

JEFFERIES LLC

By:	/s/ Charles Glazer
Name: Charles Glazer
Title: SVP

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith G. Lister
Name: Keith G. Lister
Title: Managing Director

[Signature Page to Acceleration Request]